Sub-Item 77C

DREYFUS TREASURY & AGENCY CASH MANAGEMENT

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus Treasury & Agency Cash Management (the “Fund”) was held on November 16, 2009. Out of a total of 15,681,182,185.469 shares (“Shares”) entitled to vote at the Meeting, a total of 885,516,581.519 shares were represented at the Meeting, in person or by proxy. The meeting was adjourned to December 28, 2009, not having received the required vote of the holders. The breakdown of the vote is as follows:

		Shares

	For	Against	Abstain

1. To approve the amending	836,223,579.199	31,305,834.610	17,987,167.710
Fund’s policy regarding
borrowing

2. To approve the Fund’s	835,496,401.419	31,745,046.900	18,275,133.200
policy regarding lending

3. To permit investment in	805,672,007.109	53,204,529.180	26,640,045.230
other investment companies

     A Special Meeting of Shareholders of Dreyfus Treasury & Agency Cash Management (the “Fund”) was held on December 28, 2009. Out of a total of 15,681,182,185.469 shares (“Shares”) entitled to vote at the Meeting, a total of 5,648,486,838.689 shares were represented at the Meeting, in person or by proxy. The meeting was adjourned to February 12, 2010, not having received the required vote of the holders. The breakdown of the vote is as follows:

		Shares

	For	Against	Abstain

1. To approve the amending	4,383,649,624.679	1,002,276,806.870	262,560,407.140
Fund’s policy regarding
borrowing

2. To approve the Fund’s	4,075,004,151.579	1,310,627,969.150	262,854,717.960
policy regarding lending

3. To permit investment in	2,653,962,058.939	2,723,149,982.930	271,374,796.820
other investment companies